June 3, 2019

Thomas J. Cimino
Chief Financial Officer
Vantage Drilling International
777 Post Oak Boulevard, Suite 800
Houston, TX 77056

       Re: VANTAGE DRILLING INTERNATIONAL
           Registration Statement on Form S-1
           Filed May 24, 2019
           File No. 333-231736

Dear Mr. Cimino:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at (202) 551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Natural
Resources
cc:    Rod Miller